COMMENTS RECEIVED ON MAY 15, 2012

FROM EDWARD BARTZ

FIDELITY CAPITAL TRUST (File No. 811-02841)

Fidelity Stock Selector All Cap Fund

N-14 FILED ON APRIL 27, 2012

N-14 Proxy Statement and Prospectus

1. "Synopsis"

"How do the funds' investment objectives, strategies, policies, and limitations compare?

Although the funds have similar investment objectives and strategies, there are some differences of which you should be aware. The following compares the investment objectives and principal investment strategies of Fidelity Advisor Stock Selector All Cap Fund and Fidelity Stock Selector All Cap Fund: "

C: The Staff would like us to include a discussions of how the funds' respective investment objectives, strategies, policies, and limitations are different.

R: We believe that presenting the strategies side by side in tabular format is an effective way to highlight the differences between the funds.

2. "Synopsis"

"Annual Fund and Class Operating Expenses

The following tables show the fees and expenses of Fidelity Advisor Stock Selector All Cap Fund, and Fidelity Stock Selector All Cap Fund for the 12 months ended March 31, 2012, and the pro forma estimated fees and expenses of the combined fund based on the same time period after giving effect to the Reorganization. Sales charges, if applicable, are paid directly to FDC, each fund's distributor. Annual fund or class operating expenses are paid by each fund or class, as applicable."

C: The Staff requests that the information be updated as of September 30, 2011, as this is the audited fiscal year end.

R: We believe that it is appropriate to disclose the annual fund and class operating expense information as of the most recent annual or semi-annual period. We note that this approach is based on prior Staff comments that the fee tables should be dated as of a fund's most recent annual or semi-annual period (see e.g., Fidelity Contrafund, File No. 002-25235). Accordingly, we have not modified the disclosure.

3. "Synopsis"

Shareholder Fees (paid by directly from your investment)

Fidelity Stock Selector All Cap Fund

Retail Class
Shareholder fees (fees paid directly from your investment)	None

Fidelity Advisor Stock Selector All Cap Fund

Class A

Class T

Class B

Class C

Institutional Class

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C	None

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

Fidelity Stock Selector All Cap Fund Pro Forma Combined

Class A

Class T

Class B

Class C

Institutional Class

Retail Class

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C	None	None

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

4. "Synopsis"

C: The Staff would like the Annual Fund and Class Operating Expense tables broken down by class, rather than by fund, to show the expense comparisons for individual classes in the same table.

R: We believe the current presentation appropriately discloses the annual fund and class operating expenses and have not modified the disclosure.

5. "Synopsis"

"Who bears the expenses associated with the Reorganization?

Fidelity Advisor Stock Selector All Cap Fund will bear the cost of the Reorganization."

C: The Staff requested that the estimated cost of the Reorganizations be disclosed and questioned why the cost of the Reorganization is allocated to the Acquired Fund.

R: Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. However, to address the Staff's concern, we will disclose the estimated reorganization cost as described below in response #6.

The Board of Trustees determined that it was appropriate for the acquired fund to pay the expenses of its reorganization because shareholders of the acquired fund are expected to realize a disproportionate share of the benefits of the reorganization (e.g., lower expenses in the post-reorganization combined fund).

6. "The Proposed Transaction"

"Capitalization

The following table shows the capitalization of Fidelity Advisor Stock Selector All Cap Fund and Fidelity Stock Selector All Cap Fund as of March 31, 2012, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
Fidelity Advisor Stock Selector All Cap Fund
Class A	$ 201,112,037	$ 20.53	9,978,394
Class T	$ 117,115,098	$ 20.09	5,829,810
Class B	$ 14,403,568	$ 19.07	755,465
Class C	$ 43,729,364	$ 19.13	2,285,677
Institutional Class	$ 237,785,175	$ 21.04	11,304,263
Fidelity Stock Selector All Cap Fund
Retail Class	$ 2,440,562,833	$ 27.82	87,729,679
Class K	$ 51,328,451	$ 27.82	1,844,861
Fidelity Stock Selector All Cap Fund Pro Forma Combined Fund
Class A	$ 201,112,037	$ 27.82	7,229,045
Class T	$ 117,115,098	$ 27.82	4,209,745
Class B	$ 14,403,568	$ 27.82	517,741
Class C	$ 43,729,364	$ 27.82	1,571,868
Institutional Class	$ 237,785,175	$ 27.82	8,547,274
Retail Class	$ 2,440,562,833	$ 27.82	87,729,679
Class K	$ 51,328,451	$ 27.82	1,844,861

The table above assumes that the Reorganization occurred on March 31, 2012. The table is for information purposes only. No assurance can be given as to how many Fidelity Stock Selector All Cap Fund shares will be received by shareholders of Fidelity Advisor Stock Selector All Cap Fund on the date that the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of Fidelity Stock Selector All Cap Fund that actually will be received on or after that date."

C: The Staff asks that the estimated cost of the reorganization be displayed in the capitalization table.

R: Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. However, to address the Staff's concern, we will add a footnote to the capitalization table indicating that the estimated reorganization costs of $52,000 are included in the Acquired fund's net assets.

7. "N-14 SAI - Attachment 1"

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

8. "N-14 SAI - Attachment 1"

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

9. "Notes to Pro Forma Combined Financial Statements"

C: The Staff requests we add the following disclosure to the notes: valuation note, tax status note, estimates note, reorganization allocation note, and identification of accounting survivor.

R: We will make the appropriate changes to the notes to the pro forma combined financial statements.

10. "Pro Forma Combined Financial Statements"

C: The Staff noted that the current presentation is confusing for shareholders.

R: We believe that the current presentation effectively discloses the pro forma financial statement information to shareholders. Accordingly, we have not modified the disclosure.

11. "Pro Forma Combined Financial Statements"

C: The Staff would like us to change the 3rd column heading from "Pro Forma Combined Portfolio" to "Fidelity Stock Selector All Cap Fund Pro Forma Combined."

R: We will make the requested change.

12. "Pro Forma Combined Financial Statements"

"(a) Target Fund's other payables and accrued expenses include estimated one time costs associated with the Fund's reorganization proxy statement / prospectus costs of $52,000. If the shareholders do not approve the reorganization, these charges will not be incurred by the Fund."

C: The Staff requests this information be shown as an actual adjustment in the Pro Forma adjustment column.

R: Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. However, as noted in footnote (a), the acquired fund's expenses include the estimated reorganization costs. Accordingly, we have not modified the table.

13. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.